Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-145845

October 24, 2007

iPath® Exchange Traded Notes (ETNs)
Medium Term Notes issued by Barclays Bank PLC

iPath Note	Note Ticker	Intraday Indicative Value Ticker	Bloomberg Index Ticker	Yearly Fee[1]	Primary Listing
iPath® Dow Jones-AIG Commodity Index Total ReturnSM ETN	DJP	DJP.IV	DJAIGTR	0.75%	NYSE

iPath® Dow Jones-AIG Agriculture Total Return Sub-IndexSM ETN	JJA	JJA.IV	DJAIGAGT	0.75%	NYSE Arca

iPath® Dow Jones-AIG Energy Total Return Sub-IndexSM ETN	JJE	JJE.IV	DJAIENTR	0.75%	NYSE Arca

iPath® Dow Jones-AIG Grains Total Return Sub-IndexSM ETN	JJG	JJG.IV	DJAIGRTR	0.75%	NYSE Arca

iPath® Dow Jones-AIG Industrial Metals Total Return Sub-IndexSM ETN	JJM	JJM.IV	DJAIINTR	0.75%	NYSE Arca

iPath® Dow Jones-AIG Livestock Total Return Sub-IndexSM ETN	COW	COW.IV	DJAILITR	0.75%	NYSE Arca

iPath® Dow Jones-AIG Copper Total Return Sub-IndexSM ETN	JJC	JJC.IV	DJAIHGTR	0.75%	NYSE Arca

iPath® Dow Jones-AIG Natural Gas Total Return Sub-IndexSM ETN	GAZ	GAZ.IV	DJAINGTR	0.75%	NYSE Arca

iPath® Dow Jones-AIG Nickel Total Return Sub-IndexSM ETN	JJN	JJN.IV	DJAINITR	0.75%	NYSE Arca

iPath® S&P GSCITM Total Return Index ETN	GSP	GSP.IV	GSCITR	0.75%	NYSE

iPath® S&P GSCITM Crude Oil Total Return Index ETN	OIL	OIL.IV	GSCLTR	0.75%	NYSE

iPath® CBOE S&P 500 BuyWrite IndexSM ETN	BWV	BWV.IV	BXM	0.75%	AMEX

Term of Notes: 30 years

Early Redemption (“Redemptions”): At least 50,000 Securities on a daily basis directly to the issuer, Barclays Bank PLC, subject to the procedures described in the relevant prospectus.

•

Early Redemption: Subject to the notification requirements described in the prospectus, you may redeem your Securities on any Redemption Date during the term of the Securities. If you redeem your Securities, you will receive a cash payment in an amount equal to the daily redemption value, which is the principal amount of your Securities times the index factor on the applicable Valuation Date minus the investor fee on the applicable Valuation Date. You must redeem at least 50,000 Securities at one time in order to exercise your right to redeem your Securities on any Redemption Date.

•	The issuer may from time to time in its sole discretion reduce, in part or in whole, the minimum redemption amount of 50,000 Securities.

Placements: Securities may be placed on a daily basis in blocks of at least 50,000 Securities through Barclays Capital Inc., an affiliate and agent of the issuer, Barclays Bank PLC. Contact Barclays Capital for further information.

Valuation Date: Generally each business day during the term of the iPath ETN, or, if such date is not a trading day, the next succeeding trading day, not to exceed five business days.

Redemption Date: A Redemption Date is the third business day following each Valuation Date.

FOR BROKER-DEALER USE RELATING TO REDEMPTIONS

Redemption Value: The principal amount of your Securities times the index factor on the applicable Valuation Date minus the investor fee1 on the applicable Valuation Date.

Early Redemption Mechanics: In order to redeem your Securities on a Redemption Date, you must deliver a notice of redemption to Barclays Capital Inc. (“Barclays Capital”) via email by no later than 4:00 p.m., New York time, on the business day prior to the applicable Valuation Date and follow the procedures set forth in the applicable prospectus and summarized in part below.

Order timeline for redemptions:

•

Deliver a Notice of Redemption (Notice of Redemption form attached) to Barclays Capital via email no later than 4:00 p.m., New York time, on the business day prior to the applicable Valuation Date. A Confirmation of Redemption Form will be sent to you by the issuer or by Barclays Capital.

•

Sign the Confirmation of Redemption Form and fax to 212-412-1232 before 4:00 p.m., New York time, on the same day. The issuer or Barclays Capital must acknowledge receipt in order for the confirmation to be effective.

•

Instruct your DTC custodian to book a delivery vs. payment trade with respect to your Securities on the Valuation Date at a price equal to the applicable daily redemption value, facing Barclays Capital DTC 5101; and

•

Cause your DTC custodian to deliver the trade as booked for settlement via DTC at or prior to 10:00 a.m., New York time, on the applicable Redemption Date (the third business day following the Valuation Date).

Contact Barclays Capital for Placements/Early Redemptions: (contacts attached below)

Coupon: There will be no interest during the term of the Securities.

Indicative Value: An intraday “indicative value” meant to approximate the intrinsic economic value of each iPath ETN is calculated and published by Bloomberg or a successor under the respective ticker symbols listed above. In connection with iPath ETNs, the term “indicative value” refers to the value at a given time determined based on the following equation:

Indicative Value = Principal Amount per Security X (Current Index Level / Initial Index Level) – Current Investor Fee

where:

Principal Amount per Security = $50

Current Index Level = The most recent published level of the index underlying your iPath ETN as reported by the relevant index sponsor

Initial Index Level = The level of the applicable index on the inception date.

Current Investor Fee = The most recent daily calculation of the investor fee with respect to an iPath ETN, determined as described above (which, during any trading day, will be the investor fee determined on the preceding calendar day).

The indicative value calculation is provided for reference purposes only.2

Value at Maturity: Holders of iPath Securities will receive cash payment at maturity equal to principal amount of the Securities multiplied by the index factor minus the investor fee.

[1]

The investor fee for the iPath ETNs referenced herein is equal to 0.75% per year times the principal amount of your Securities times the index factor, calculated on a daily basis in the following manner: The investor fee on the inception date will equal zero. On each subsequent calendar day until maturity or early redemption, the investor fee will increase by an amount equal to 0.75% times the principal amount of your Securities times the index factor on that day (or, if such day is not a trading day, the index factor on the immediately preceding trading day) divided by 365. The index factor on any given day will be equal to the closing value of the applicable index on that day divided by the initial index level. The initial index level is the value of the index on the inception date.

[2]

The indicative value calculation is provided for reference purposes only. It is not intended as a price or quotation, or as an offer or solicitation for the purchase, sale, redemption or termination of the iPath ETNs, nor do they reflect hedging or transaction costs, credit considerations, market liquidity or bid-offer spreads. Published index levels from the sponsors of the indices underlying each iPath ETN may occasionally be subject to delay or postponement. Any such delays or postponements will affect the Current Index Level and therefore the indicative value of each iPath ETN. Index levels provided by the sponsors of the indices underlying the iPath ETNs do not necessarily reflect the depth and liquidity of the underlying commodities, equities or options markets. For this reason and others, the actual trading price of the iPath ETN may be different from their indicative value.

FOR BROKER-DEALER USE RELATING TO REDEMPTIONS

DOW JONES-AIG COMMODITY INDEX TOTAL RETURNSM

The Dow Jones–AIG Commodity Index Total ReturnSM (the “Index”) was introduced in July 1998 to provide a unique, diversified, economically rational and liquid benchmark for commodities as an asset class. The Index was created using the following four main principles: economic significance (as measured by liquidity data and dollar-weighted production data of a particular commodity), diversification, continuity, and liquidity. The Index currently is composed of the prices of nineteen exchange-traded futures contracts on physical commodities.

You may obtain more information about the Dow Jones–AIG Commodity Index Total ReturnSM at http://djindexes.com

CONTRACTS INCLUDED IN THE DOW JONES–AIG COMMODITY INDEX TOTAL RETURNSM FOR 2007

Commodity	Ticker	# of contracts as of 2007*	Contract Close (see after hours sessions below)	Trading Facility	Sector
Coffee “C”	KC	4.58	12:30 PM EST	NYBOT - CSC	Agriculture

Corn	C	21.14	1:15 PM CST	CBT	Agriculture

Cotton #2	CT	7.88	2:15 PM EST	NYBOT - NYC	Agriculture

Soybeans	S	15.63	1:15 PM CST	CBT	Agriculture

Soybean Oil	BO	11.37	1:15 PM CST	CBT	Agriculture

Sugar #11	SB	17.06	12:00 PM EST	NYBOT - CSC	Agriculture

Wheat - Chicago	W	13.88	1:15 PM CST	CBT	Agriculture

Natural Gas	NG	13.09	2:30 PM EST	NYM	Energy

Oil - No. 2 Heating Oil, NY	HO	3.86	2:30 PM EST	NYM	Energy

Unleaded Gasoline	RB	4.23	2:30 PM EST	NYM	Energy

Oil - WTI Crude Oil	CL	15.15	2:30 PM EST	NYM	Energy

Copper	HG	6.69	17:00 London	CMX	Industrial Metals

High Grade Primary Aluminum	IA	7.10	17:00 London	LME	Industrial Metals

Primary Nickel	IN	0.98	16:55 London	LME	Industrial Metals

Special High Grade Zinc	IZ	2.05	16:55 London	LME	Industrial Metals

Cattle - Live	LC	11.24	1:00 PM CST	CME	Livestock

Lean Hogs	LH	8.53	1:00 PM CST	CME	Livestock

Gold	GC	7.65	1:30 PM EST	CMX	Precious Metals

Silver	SI	2.53	1:25 PM EST	CMX	Precious Metals

*	# of contracts serves as the hedge for 100 CBOT DJ-AIGCI Futures contracts. The CBOT DJ AIG contract is $100 times the Dow Jones-AIG Futures Price Index. Once fixed, as of the close on the fourth business day of the year, the DJ-AIGCI futures hedge ratios remain constant throughout the year. http://cbot.com/cbot/pub/cont_detail/0,3206,1568+35700,00.html

As of January 2007. Source: AIG. NYM-NYMEX Division New York Mercantile Exchange, IPE – International Petroleum Exchange, CBT – Chicago Board of Trade, CME – Chicago Mercantile Exchange, LME – London Mercantile Exchange, CMX – COMEX Division – New York Mercantile Exchange, NYC – New York Cotton Exchange (Division of NYBOT), KBT – Kansas City Board of Trade, CSC – Coffee, Sugar and Cocoa Exchange (Division of NYBOT).

FOR BROKER-DEALER USE RELATING TO REDEMPTIONS

DOW JONES-AIG COMMODITY TOTAL RETURN SUB-INDEXES

The following commodity indexes are sub-indexes of the Dow Jones-AIG Commodity Index Total ReturnSM:

Dow Jones-AIG Agriculture Total Return Sub-IndexSM

Dow Jones-AIG Energy Total Return Sub-IndexSM

Dow Jones-AIG Grains Total Return Sub-IndexSM

Dow Jones-AIG Industrial Metals Total Return Sub-IndexSM

Dow Jones-AIG Livestock Total Return Sub-IndexSM

Dow Jones-AIG Copper Total Return Sub-IndexSM

Dow Jones-AIG Natural Gas Total Return Sub-IndexSM

Dow Jones-AIG Nickel Total Return Sub-IndexSM

Dow Jones-AIG Agriculture Total Return Sub-IndexSM

32.82% of Dow Jones-AIG Commodity Index Total ReturnSM, as of September 28, 2007. Contracts include:

Commodity	Weight
Soybeans	28.03%
Wheat	23.58%
Corn	14.26%
Soybean Oil	9.87%
Cotton	9.26%
Coffee	7.98%
Sugar	7.01%

As of September 28, 2007. Source: Dow Jones, AIG-FP.

Dow Jones-AIG Energy Total Return Sub-IndexSM

33.95% of Dow Jones-AIG Commodity Index Total ReturnSM, as of September 28, 2007. Contracts include:

Commodity	Weight
Crude Oil	43.27%
Natural Gas	31.43%
RBOB	12.67%
Heating Oil	12.64%

As of September 28, 2007. Source: Dow Jones, AIG-FP.

Dow Jones-AIG Grains Total Return Sub-IndexSM

21.62% of Dow Jones-AIG Commodity Index Total ReturnSM, as of September 28, 2007. Contracts include:

Commodity	Weight
Soybean	42.55%
Wheat	35.80%
Corn	21.65%

As of September 28, 2007. Source: Dow Jones, AIG-FP.

FOR BROKER-DEALER USE RELATING TO REDEMPTIONS

Dow Jones-AIG Industrial Metals Total Return Sub-IndexSM

16.46% of Dow Jones-AIG Commodity Index Total ReturnSM, as of September 28, 2007. Contracts include:

Commodity	Weight
Copper	43.86%
Aluminum	32.02%
Nickel	12.82%
Zinc	11.30%

As of September 28, 2007. Source: Dow Jones, AIG-FP.

Dow Jones-AIG Livestock Total Return Sub-IndexSM

7.85% of Dow Jones-AIG Commodity Index Total ReturnSM, as of September 28, 2007. Contracts include:

Commodity	Weight
Live Cattle	67.90%
Lean Hogs	32.10%

As of September 28, 2007. Source: Dow Jones, AIG-FP.

Dow Jones-AIG Copper Total Return Sub-IndexSM

7.22% of Dow Jones-AIG Commodity Index Total ReturnSM, as of September 28, 2007. Contracts include:

Commodity	Weight
Copper	100%

As of September 28, 2007. Source: Dow Jones, AIG-FP.

Dow Jones-AIG Natural Gas Total Return Sub-IndexSM

10.67% of Dow Jones-AIG Commodity Index Total ReturnSM, as of September 28, 2007. Contracts include:

Commodity	Weight
Natural Gas	100%

As of September 28, 2007. Source: Dow Jones, AIG-FP.

Dow Jones-AIG Nickel Total Return Sub-IndexSM

2.11% of Dow Jones-AIG Commodity Index Total ReturnSM, as of September 28, 2007. Contracts include:

Commodity	Weight
Nickel	100%

As of September 28, 2007. Source: Dow Jones, AIG-FP.

FOR BROKER-DEALER USE RELATING TO REDEMPTIONS

S&P GSCITM TOTAL RETURN INDEX

The S&P GSCITM Total Return Index reflects the excess returns that are potentially available through an unleveraged investment in the contracts comprising the S&P GSCITM Index, plus the Treasury bill rate of interest that could be earned on funds committed to the trading of the underlying contracts. The S&P GSCITM Index is a production-weighted index of the prices of a diversified basket of 24 futures contracts on physical commodities traded on trading facilities in major industrialized countries.

You may obtain more information about the S&P GSCITM Total Return Index at http://www.gs.com/gsci/

CONTRACTS INCLUDED IN THE S&P GSCITM TOTAL RETURN INDEX FOR 2007

Commodity	Ticker	# of contracts as of 1/5/07*	Contract Close (see after hours sessions below)	Trading Facility	Sector
Cocoa	CC	1.39	11:50 AM EST	NYBOT - CSC	Agriculture

Coffee “C”	KC	1.88	12:30 PM EST	NYBOT - CSC	Agriculture

Corn	C	20.85	1:15 PM CST	CBT	Agriculture

Cotton #2	CT	3.65	2:15 PM EST	NYC	Agriculture

Soybeans	S	5.52	1:15 PM CST	CBT	Agriculture

Sugar #11	SB	11.96	12:00 PM EST	NYBOT - CSC	Agriculture

Wheat - Chicago	W	13.68	1:15 PM CST	CBT	Agriculture

Wheat - Kansas	KW	4.77	1:15 PM CST	KBT	Agriculture

Natural Gas	NG	12.54	2:30 PM EST	NYM	Energy

Oil - Brent Crude Oil	LCO	25.36	22:00 London	ICE	Energy

Oil - Gasoil	LGO	10.03	22:00 London	ICE	Energy

Oil - No. 2 Heating Oil, NY	HO	8.54	2:30 PM EST	NYM	Energy

Reformulated Gasoline for Oxygen Blending	RB	0.02	2:30 PM EST	NYM	Energy

Oil - WTI Crude Oil	CL	62.06	2:30 PM EST	NYM	Energy

Copper - Grade A	IC	2.63	17:00 London	LME	Industrial Metals

High Grade Primary Aluminum	IA	5.75	17:00 London	LME	Industrial Metals

Primary Nickel	IN	0.83	16:55 London	LME	Industrial Metals

Special High Grade Zinc	IZ	1.61	16:55 London	LME	Industrial Metals

Standard Lead	IL	1.14	16:50 London	LME	Industrial Metals

Cattle - Feeder	FC	1.33	1:00 PM CST	CME	Livestock

Cattle - Live	LC	8.43	1:00 PM CST	CME	Livestock

Lean Hogs	LH	6.46	1:00 PM CST	CME	Livestock

Gold	GC	3.60	1:30 PM EST	CMX	Precious Metals

Silver	SI	0.51	1:25 PM EST	CMX	Precious Metals

*	# of contracts based on a normalizing constant of 5769.679 and serves as the hedge for 100 CME GSCI contracts. The CME GSCI contract size is $250 times the Goldman Sachs Commodity Price Index. http://www.cme.com/trading/prd/overview_GI724.html

As of January 2007. Source: Goldman Sachs. NYM-NYMEX Division New York Mercantile Exchange, IPE – International Petroleum Exchange, CBT – Chicago Board of Trade, CME – Chicago Mercantile Exchange, LME – London Mercantile Exchange, CMX – COMEX Division – New York Mercantile Exchange, NYC – New York Cotton Exchange (Division of NYBOT), KBT – Kansas City Board of Trade, CSC – Coffee, Sugar and Cocoa Exchange (Division of NYBOT).

FOR BROKER-DEALER USE RELATING TO REDEMPTIONS

S&P GSCITM CRUDE OIL TOTAL RETURN INDEX

The S&P GSCITM Crude Oil Total Return Index is a sub-index of the S&P GSCITM Index and reflects the excess returns that are potentially available through an unleveraged investment in the contracts comprising the relevant components of the Index (which currently includes only the WTI crude oil futures contract traded on the New York Mercantile Exchange) plus the Treasury bill rate of interest that could be earned on funds committed to the trading of the underlying contracts. The 2007 reference price dollar weighting of WTI crude oil contract in the S&P GSCITM Index is 33.72%.

You may obtain more information about the S&P GSCITM Crude Oil Total Return Index at http://www.gs.com/gsci/

CONTRACTS INCLUDED IN THE S&P GSCITM CRUDE OIL TOTAL RETURN INDEX FOR 2007

Commodity	Ticker	# of contracts as of 2007*	Contract Close (see after hours sessions below)	Trading Facility	Sector
Oil - WTI Crude Oil	CL	100	2:30 PM EST	NYM	Energy

As of January 2007. Source: Goldman Sachs. NYM-NYMEX Division New York Mercantile Exchange

CBOE S&P 500 BUYWRITE INDEXSM

The CBOE S&P 500 BuyWrite IndexSM is a passive total return index based on (1) buying an S&P 500 stock index portfolio, and (2) “writing”(or selling) the near-term S&P 500 Index “covered” call option (the “SPX call option”), generally on the third Friday of each month. The SPX call written will have about one month remaining to expiration, with an exercise price just above the prevailing index level (i.e., slightly out of the money). The SPX call is held until expiration and cash settled, at which time a new one-month, near-the-money call is written.

You may obtain more information about the CBOE S&P 500 BuyWrite IndexSM at http://www.cboe.com/micro/bxm/introduction.aspx

SECURITIES INCLUDED IN THE CBOE S&P 500 BUYWRITE INDEXSM

Security	Ticker	Trading Facility	Security Close
S&P 500® Index portfolio	Bloomberg: SPX Reuters: ..GSPC	Index consists of 500 individual stocks that trade on NYSE, AMEX and NASDAQ	NYSE: 4 PM EST AMEX: 4 PM EST NASDAQ: 24 hrs
S&P 500® Index call options		CBOE	3:15 PM CST

FOR BROKER-DEALER USE RELATING TO REDEMPTIONS

After Hours Trading Session Information

NYBOT – CSC: The New York Board of Trade is a designated marketplace for Futures and Options on Futures Contracts on a variety of food, fiber and financial products.

CME – 12:00PM CST indicate close on last day of trading (Central Time). RTH = REGULAR TRADING HOURS

COMEX – After-hours electronic trading is conducted from 6:00 PM until 5:15 PM via the CME Globex® trading platform, Sunday through Friday. There is a 45-minute break each day between 5:15 PM (current trade date) and 6:00 PM (next trade date).

NYMEX – After hours electronic trading is conducted from 6:00 PM until 5:15 PM via the CME Globex® trading platform, Sunday through Friday. There is a 45-minute break each day between 5:15 PM (current trade date) and 6:00 PM (next trade date).

CBT – Electronic 6:30 PM – 6 AM and 9:30 AM – 1:15 PM CST; Pre-open Hours - Pre-open is the time in which orders can be entered, deleted and amended on electronic trading system, but trade matching does not take place. Pre-opening rotation runs 5:30 PM. to 6:35 PM for agricultural products with a special pre-open for agricultural futures only from 2:30 PM - 3:55 PM., 5:30 PM - 6:05 PM for financial products and 5:30 PM - 6:17 PM for equity products.

ICE – LCO: Except Monday morning/Sunday evening when the opening time is 00:00 London (local time), 19:00 New York (EST), 18:00 Chicago (CST).

LME – The LME generates information continually throughout the trading day via its three trading platforms – this data is invaluable to the financial and industrial sectors, as well as anyone wishing to monitor the daily activity of the world’s premier non-ferrous metal Exchange.

Access to Prices 24 Hours A Day. The London Metal Exchange operation allows brokers to trade internationally 24-hours a day via three trading platforms. Data is streamed directly to distributors live, in real time.

Ring Trading—During ring trading (11:45-17:00 London time), LME staff constantly input bid, ask and trade prices for the metal and plastics futures and options contracts which are broadcast live as trading occurs.

Inter Office Market – 24 hours a day, brokers are able to trade “inter-office” over the telephone, during which time contributing member firms input pre-trade indicative bid and ask prices for metal and plastics futures and options contracts.

LME Select – Between 07:00 and 19:00 (London time), LME Member firms execute trades electronically for all LME contracts that are published directly via the LME Select feed to licensed distributors and Member firms

Source: ICE www.theice.com, NYMEX www.nymex.com, LME www.lme.co.uk, CBOT www.cbot.com, CME www.cme.com, and NYBOT www.NYBOT.com

FOR BROKER-DEALER USE RELATING TO REDEMPTIONS

Who to call for questions:

Barclays Capital Inc. Front Office:

Team Line        (212) 412-5150        Redemption and block buys

Greg King, Nick Cherney, Christian Rieben

Email: ipathdesk@barclayscapital.com

Barclays Capital Inc. Back Office:

Lolombahang Rai	(212) 412-3475
Craig Ramirez	(212) 412-2858
Roseann Tsandiotis	(212) 412-3544

Email address for the Notice of Redemption: ipathredemptions@barclayscapital.com

Fax number for signed Confirmation of Redemption Form: 212-412-1232

Any issues with faxing should go to Barclays Capital’s back office

Barclays Capital Inc. iPath Lending Desk

Brian O’Hagen or Brian Bendowski (212) 412-2182

iShares Product Management3

Katie Waltemyer	(415) 402-4692	Katie.Waltemyer@barclaysglobal.com	Trading/market making questions

Nicole Hunter	(415) 402-4619	Nicole.Hunter@barclaysglobal.com	Trading/market making questions

Matt Lewis	(415) 402-4921	Matthew.Lewis@barclaysglobal.com	Sr. Product Manager

Tony Kelly	(415) 402-4671	Tony.Kelly@barclaysglobal.com	Head of Product Management

[3]	Associates of Barclays Global Investors Services, a subsidiary of Barclays Global Investors, N.A.

FOR BROKER-DEALER USE RELATING TO REDEMPTIONS

Email Format:

NOTICE OF REDEMPTION

To: ipathredemptions@barclayscapital.com

Subject: iPath Notice of Redemption, CUSIP No. [            ]

[BODY OF EMAIL]

Name of holder: [                    ]

Number of Securities to be redeemed: [            ]

Applicable Valuation Date: [            ], 20[    ]

Contact Name: [                    ]

Telephone #: [            ]

Acknowledgement: I acknowledge that the Securities specified above will not be redeemed unless all of the requirements specified in the pricing supplement relating to the Securities are satisfied.

Fax Format

CONFIRMATION OF REDEMPTION

Dated:

Barclays Bank PLC

Barclays Bank PLC, as Calculation Agent

Fax: 212-412-1232

Dear Sirs:

The undersigned holder of Barclays Bank PLC’s Medium-Term Notes, Series A, iPath® Index- Linked Securities due             , 203     CUSIP No.              redeemable for a cash amount based on the (Name of Index)                      (the “Securities”) hereby irrevocably elects to exercise, on the Redemption Date of                     , with respect to the number of Securities indicated below, as of the date hereof, the redemption right as described in the prospectus relating to the Securities (the “Prospectus”). Terms not defined herein have the meanings given to such terms in the Prospectus.

The undersigned certifies to you that it will (i) instruct its DTC custodian with respect to the Securities (specified below) to book a delivery vs. payment trade on the Valuation Date with respect to the number of Securities specified below at a price per Security equal to the applicable daily Redemption Value, facing Barclays Capital DTC 5101 and (ii) cause the DTC custodian to deliver the trade as booked for settlement via DTC at or prior to 10:00 a.m. , New York time, on the Redemption Date.

Very truly yours,
[NAME OF HOLDER]

Name:
Title:
Telephone:
Fax:
E-mail:

Number of Securities surrendered for redemption:

DTC # (and any relevant sub-account):

Contact Name:

Telephone:

(You must redeem at least 50,000 Securities at one time in order to exercise your right to redeem your Securities on any Redemption Date.)

FOR BROKER-DEALER USE RELATING TO REDEMPTIONS

An investment in iPath ETNs involves risks, including possible loss of principal. For a description of the main risks see “Risk Factors” in the applicable prospectus.

Barclays Bank PLC has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and other documents Barclays Bank PLC has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting www.iPathETN.com or EDGAR on the SEC website at www.sec.gov. Alternatively, Barclays Bank PLC will arrange for Barclays Capital Inc. to send you the prospectus if you request it by calling toll-free 1-877-76-iPATH, or you may request a copy from any other dealer participating in the offering.

Barclays Global Investors Services, a subsidiary of Barclays Global Investors, N.A. (“BGINA”), assists in the promotion of the Securities. Barclays Global Investors, N.A. and Barclays Capital Inc. (“BCI”) are affiliates of Barclays Bank PLC.

iPath ETNs (the “Securities”) are unsecured obligations of Barclays Bank PLC and are not secured debt. The Securities are riskier than ordinary unsecured debt securities and have no principal protection. Risks of investing in the Securities include limited portfolio diversification, trade price fluctuations, uncertain principal repayment, and illiquidity. Investing in the Securities is not equivalent to direct investment in index or index components. The investor fee will reduce the amount of your return at maturity or on redemption, and as a result you may receive less than the principal amount of your investment at maturity or upon redemption of your Securities even if the value of the relevant index has increased. An investment in iPath ETNs may not be suitable for all investors.

The Securities may be sold throughout the day on the exchange through any brokerage account. There are restrictions on the minimum number of Securities you may redeem directly with the issuer as specified in the applicable prospectus. Commissions may apply and there are tax consequences in the event of sale, redemption or maturity of Securities. Sales in the secondary market may result in significant losses.

The index components for iPath ETNs linked to commodities indexes are concentrated in the commodities sector. The market value of the Securities may be influenced by many unpredictable factors, including, where applicable, highly volatile commodities prices, changes in supply and demand relationships; weather; agriculture; trade; pestilence; changes in interest rates; and monetary and other governmental policies, action and inaction. Index components that track the performance of a single commodity, or index components concentrated in a single sector, are speculative and may typically exhibit higher volatility. The current or “spot” prices of the underlying physical commodities may also affect, in a volatile and inconsistent manner, the prices of futures contracts in respect of the relevant commodity. These factors may affect the value of the index and the value of your Securities in varying ways.

In addition to factors affecting commodities generally, index components composed of futures contracts on nickel or copper, which are industrial metals, may be subject to a number of additional factors specific to industrial metals that might cause price volatility. These include changes in the level of industrial activity using industrial metals (including the availability of substitutes such as man-made or synthetic substitutes); disruptions in the supply chain, from mining to storage to smelting or refining; adjustments to inventory; variations in production costs, including storage, labor and energy costs; costs associated with regulatory compliance, including environmental regulations; and changes in industrial, government and consumer demand, both in individual consuming nations and internationally. Index components concentrated in futures contracts on agricultural products, including grains, may be subject to a number of additional factors specific to agricultural products that might cause price volatility. These include weather conditions, including floods, drought and freezing conditions; changes in government policies; planting decisions; and changes in demand for agricultural products, both with end users and as inputs into various industries.

An investment in iPath ETNs linked to buy-write strategies limit participation in any appreciation of the underlying indexes above the strike price of the call options sold, but exposure to any decline in the value of the indexes will not be limited. Stock and option prices may change unpredictably, affecting the value of the buy-write strategy and, consequently, the value of your Securities in unforeseeable ways.

“Dow Jones®”, “AIG®”, “Dow Jones-AIG Commodity IndexSM”, “DJ-AIGCISM”, “Dow Jones-AIG Commodity Index Total ReturnSM”, “Dow Jones-AIG Agriculture Total Return Sub-IndexSM”, “Dow Jones-AIG Copper Total Return Sub-IndexSM”, “Dow Jones-AIG Energy Total Return Sub-IndexSM”, “Dow Jones-AIG Grains Total Return Sub-IndexSM”, “Dow Jones-AIG Industrial Metals Total Return Sub-IndexSM”, “Dow Jones-AIG Livestock Total Return Sub-IndexSM”, “Dow Jones-AIG Natural Gas Total Return Sub-IndexSM” and “Dow Jones-AIG Nickel Total Return Sub-IndexSM” are registered trademarks or servicemarks of Dow Jones & Company, Inc. (“Dow Jones”), and American International Group, Inc. (“AIG”), as the case may be, and have been licensed for use for certain purposes by Barclays Bank PLC for the Securities. The Securities based on the Dow Jones–AIG Commodity Index Total ReturnSM are not sponsored, endorsed, sold or promoted by Dow Jones, AIG Financial Products Corp. (“AIG-FP”), AIG, or any of their respective subsidiaries or affiliates and none of Dow Jones, AIG-FP, AIG, or any of their respective subsidiaries or affiliates makes any representation regarding the advisability of investing in such Securities.

FOR BROKER-DEALER USE RELATING TO REDEMPTIONS

“Standard & Poor’s®”, “S&P®”, “GSCI®”, “S&P GSCITM”, “S&P GSCITM Index”, “S&P GSCITM Total Return Index”, “S&P GSCITM Crude Oil Total Return Index” and “S&P GSCITM Commodity Index” are trademarks or service marks of The McGraw-Hill Companies, Inc. and have been licensed for use by Barclays Bank PLC in connection with the Securities. The S&P GSCITM Index, the S&P GSCITM Total Return Index, the S&P GSCITM Crude Oil Total Return Index, and S&P GSCITM Commodity Index are not owned, endorsed, or approved by or associated with Goldman Sachs & Co. or its affiliated companies. The Securities are not sponsored, endorsed, sold or promoted by Standard & Poor’s, a division of the McGraw-Hill Companies, Inc. or any of its affiliates (“Standard & Poor’s”).Standard & Poor’s does not make any representation or warranty, express or implied, to the owners of the Securities or any member of the public regarding the advisability of investing in securities generally or in the Securities particularly or the ability of the S&P GSCITM Index or any of its subindexes to track general commodity market performance.

“Standard & Poor’s®”, “S&P®”, “S&P 500®”, “Standard & Poor’s 500” and “500” are trademarks of Standard & Poor’s, a division of The McGraw-Hill Companies, Inc., and “BuyWrite” and “CBOE” are trademarks of the Chicago Board Options Exchange, Incorporated (“CBOE”). These marks have been licensed for use by Barclays Bank PLC. The Securities are not sponsored, endorsed, sold or promoted by Standard &Poor’s or CBOE and Standard &Poor’s and CBOE make no representation regarding the advisability of investing in the Securities.

© 2007 BGINA. All rights reserved. iPath, iPath ETNs and the iPath logo are registered trademarks of Barclays Bank PLC. All other trademarks, servicemarks or registered trademarks are the property, and used with the permission, of their respective owners.

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FOR BROKER-DEALER USE RELATING TO REDEMPTIONS